

Mail Stop 4631

December 1, 2009

via U.S. mail and facsimile

Bobby D. O'Brien, CFO
Valhi, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

> **RE: Valhi, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009, and September 30, 2009**
> **File No. 333-48391**

Dear Mr. O'Brien:

    We have reviewed your response letter dated November 20, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Please file on EDGAR as correspondence your letter requesting confidential treatment pursuant to 17 C.F.R. Section 200.83(c) along with Exhibit A redacting the information you are requesting confidential treatment.

Note 11 – Employee benefit plans

2. We note your response to comment 16 in our letter dated October 27, 2009. While we note that you have provided certain information on a disaggregated basis within your audited footnote and within the critical accounting policies and estimates section of MD&A, we note that the guidance on paragraph 7 of SFAS 132R (ASC 715-20-50-4) specifically states that if the "benefit obligations of the plans outside the United

States are significant relative to the total benefit obligation and those plans use significantly different assumptions", then disaggregated disclosure should be provided for the U.S. and non-U.S. plans. In your case, the non-U.S. plans represent 81.3% of the total benefit obligation, resulting in your U.S. plans comprising 19% of your total projected benefit obligations. As such, we continue to believe that you should provide the disclosures required by paragraph 5 of SFAS 132R (ASC 715-20-50-1) on a disaggregated basis for your U.S. plans and non-U.S. plans in future filings.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief